UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: November 13, 2026

Financial Results

for the six months

ended September 30, 2026

 - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes:	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“the Company”)

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

1. Income analysis

Consolidated				(Millions of yen)
		Six months ended Sep. 30, 2026		Six months ended Sep. 30, 2025
			Change

Consolidated gross profit	1	2,741,002	442,216	2,298,786

Net interest income	2	1,619,966	337,029	1,282,937

Trust fees	3	7,082	1,532	5,550

Net fees and commissions	4	938,406	109,060	829,346

Net trading income	5	122,520	(19,322)	141,842

Net other operating income	6	53,025	13,916	39,109

General and administrative expenses	7	(1,412,778)	(183,991)	(1,228,787)

Equity in gains (losses) of affiliates	8	75,086	(2,975)	78,061

Consolidated net business profit	9	1,403,309	255,248	1,148,060

Total credit cost	10	(133,527)	(43,359)	(90,168)

Credit costs	11	(204,387)	(96,503)	(107,884)

Write-off of loans	12	(111,453)	(25,387)	(86,066)

Provision for reserve for possible loan losses	13	-	7,929	(7,929)

Others	14	(92,934)	(79,044)	(13,889)

Gains on reversal of reserve for possible loan losses	15	56,487	56,487	-

Recoveries of written-off claims	16	14,372	(3,343)	17,716

Gains (losses) on stocks	17	161,605	(84,679)	246,285

Other income (expenses)	18	(35,784)	(9,730)	(26,054)

Ordinary profit	19	1,395,603	117,479	1,278,123

Extraordinary gains (losses)	20	(4,439)	(1,790)	(2,649)

Gains (losses) on disposal of fixed assets	21	(2,274)	(1,968)	(306)

Losses on impairment of fixed assets	22	(1,055)	775	(1,830)

Income before income taxes	23	1,391,163	115,689	1,275,474

Income taxes - current	24	(385,078)	(51,318)	(333,759)

Income taxes - deferred	25	5,684	9,336	(3,652)

Profit	26	1,011,769	73,706	938,062

Profit attributable to non-controlling interests	27	(8,613)	(4,056)	(4,557)

Profit attributable to owners of parent	28	1,003,155	69,650	933,505

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parentheses indicate losses or decreases.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

    + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Sep. 30, 2026		Mar. 31, 2026
			Change
Consolidated subsidiaries	29	180	(4)	184
Equity method affiliates	30	258	6	252

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		Six months ended Sep. 30, 2026		Six months ended Sep. 30, 2025
			Change
Gross banking profit	1	1,614,738	237,763	1,376,974
Gross domestic profit	2	914,688	269,897	644,790
Net interest income	3	817,664	272,612	545,051
Trust fees	4	2,295	277	2,017
Net fees and commissions	5	118,177	(2,272)	120,449
Net trading income	6	3,619	11,200	(7,580)
Net other operating income	7	(27,068)	(11,921)	(15,146)

Gains (losses) on bonds	8	(29,775)	(16,232)	(13,542)
Gross international profit	9	700,050	(32,133)	732,184
Net interest income	10	423,612	(25,401)	449,013
Net fees and commissions	11	181,911	30,049	151,862
Net trading income	12	2,769	(54,177)	56,947
Net other operating income	13	91,757	17,395	74,361

Gains (losses) on bonds	14	4,283	(19,542)	23,825
Expenses (excluding non-recurring losses)	15	(660,001)	(109,054)	(550,946)

Overhead ratio	16	40.9%	0.9%	40.0%
Personnel expenses	17	(263,197)	(34,413)	(228,783)
Non-personnel expenses	18	(353,477)	(66,280)	(287,197)
Taxes	19	(43,326)	(8,360)	(34,965)

Banking profit (before provision for general reserve for possible loan losses)	20	954,736	128,708	826,027

Gains (losses) on bonds	21	(25,491)	(35,775)	10,283
Core banking profit (20-21)	22	980,228	164,483	815,744

excluding gains (losses) on cancellation of investment trusts	23	899,958	124,135	775,822

Provision for general reserve for possible loan losses	24	-	-	-
Banking profit	25	954,736	128,708	826,027
Non-recurring gains (losses)	26	156,513	(218,424)	374,938
Credit costs	27	(81,056)	(79,103)	(1,953)
Gains on reversal of reserve for possible loan losses	28	70,442	20,561	49,880
Recoveries of written-off claims	29	7,036	(2,465)	9,501
Gains (losses) on stocks	30	157,903	(69,023)	226,927
Other non-recurring gains (losses)	31	2,188	(88,394)	90,582

Ordinary profit	32	1,111,250	(89,716)	1,200,966

Extraordinary gains (losses)	33	(2,354)	(785)	(1,568)
Gains (losses) on disposal of fixed assets	34	(1,840)	(1,703)	(136)
Losses on impairment of fixed assets	35	(514)	917	(1,432)
Income before income taxes	36	1,108,895	(90,501)	1,199,397
Income taxes - current	37	(332,034)	(81,689)	(250,345)
Income taxes - deferred	38	(8,269)	20,769	(29,039)

Net income	39	768,590	(151,421)	920,011

Total credit cost (24+27+28+29)	40	(3,578)	(61,006)	57,428
Provision for general reserve for possible loan losses	41	94,185	52,885	41,300
Write-off of loans	42	(79)	(66)	(13)
Provision for specific reserve for possible loan losses	43	(24,065)	(23,603)	(462)
Losses on sales of delinquent loans	44	(80,977)	(79,036)	(1,940)
Provision for loan loss reserve for specific overseas countries	45	322	(8,720)	9,042
Recoveries of written-off claims	46	7,036	(2,465)	9,501

Note: Amounts less than 1 million yen are rounded down. Figures in parentheses indicate losses or decreases.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2026
	Three months ended Jun. 30, 2026	Three months ended Sep. 30, 2026		Change	Six months ended Sep. 30, 2025
Yield on interest earning assets (A)			1.47	0.52	0.95
Interest earned on loans and bills discounted (C)	1.61	1.76	1.68	0.40	1.28
Interest earned on securities			3.11	1.57	1.54
Total cost of funding (including expenses) (B)			0.88	0.22	0.66
Cost of interest bearing liabilities			0.38	0.16	0.22
Interest paid on deposits, etc. (D)	0.30	0.38	0.34	0.16	0.18
Interest paid on other liabilities			0.83	0.31	0.52
Expense ratio			0.49	0.05	0.44
Overall interest spread (A) - (B)			0.59	0.30	0.29
Interest spread (C) - (D)	1.31	1.38	1.34	0.24	1.10

3. Gains (losses) on securities

SMBC non-consolidated					(Millions of yen)
			Six months ended Sep. 30, 2026		Six months ended Sep. 30, 2025
				Change
Gains (losses) on bonds			(25,491)	(35,775)	10,283
Gains on sales			10,797	(17,441)	28,239
Losses on sales			(8,196)	8,715	(16,912)
Gains on redemption			0	0	0
Losses on redemption			(28,092)	(27,102)	(990)
Losses on devaluation			-	52	(52)

Gains (losses) on stocks			157,903	(69,023)	226,927
Gains on sales			177,732	(70,692)	248,425
Losses on sales			(301)	7,450	(7,751)
Losses on devaluation			(19,528)	(5,781)	(13,746)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Sep. 30, 2026					Mar. 31, 2026
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	1	6,205,069	(407,925)	(229,276)	77	408,003	4,655,314	(178,649)

Other securities	2	34,196,927	3,052,399	(68,222)	4,250,852	1,198,452	34,702,693	3,120,622

Stocks	3	3,691,439	2,622,290	125,095	2,626,466	4,176	3,503,280	2,497,195

Bonds	4	7,478,265	(422,724)	(151,481)	6,418	429,143	7,556,702	(271,242)

Japanese government bonds	5	5,582,752	(246,096)	(125,651)	-	246,096	5,476,427	(120,444)

Others	6	23,027,222	852,833	(41,836)	1,617,966	765,133	23,642,710	894,669

Foreign bonds	7	17,758,470	(631,569)	(331,143)	33,170	664,739	18,534,788	(300,425)

Other money held in trust	8	522	-	-	-	-	521	-

Total	9	40,402,519	2,644,474	(297,498)	4,250,930	1,606,455	39,358,530	2,941,973

Stocks	10	3,691,439	2,622,290	125,095	2,626,466	4,176	3,503,280	2,497,195

Bonds	11	13,489,942	(830,620)	(380,792)	6,418	837,039	12,142,145	(449,828)

Others	12	23,221,137	852,803	(41,801)	1,618,044	765,240	23,713,103	894,605

SMBC non-consolidated								(Millions of yen)
		Sep. 30, 2026					Mar. 31, 2026
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	13	5,397,428	(392,930)	(223,513)	-	392,930	4,087,646	(169,416)

Stocks of subsidiaries and affiliates	14	5,325,408	(63,408)	17,353	2,745	66,153	5,310,009	(80,761)

Other securities	15	26,046,219	1,951,123	(162,864)	3,056,092	1,104,968	27,351,617	2,113,988

Stocks	16	3,139,727	2,397,033	87,695	2,399,293	2,260	3,082,836	2,309,338

Bonds	17	7,194,526	(401,191)	(141,445)	6,418	407,610	7,325,242	(259,746)

Japanese government bonds	18	5,319,227	(231,446)	(116,498)	-	231,446	5,296,373	(114,947)

Others	19	15,711,965	(44,718)	(109,114)	650,379	695,097	16,943,539	64,396

Foreign bonds	20	11,643,987	(576,084)	(260,971)	19,604	595,688	12,889,894	(315,112)

Total	21	36,769,056	1,494,785	(369,024)	3,058,837	1,564,051	36,749,273	1,863,809

Stocks	22	3,423,852	2,399,778	88,353	2,402,038	2,260	3,382,790	2,311,425

Bonds	23	12,591,955	(794,121)	(364,958)	6,418	800,540	11,412,888	(429,163)

Others	24	20,753,248	(110,871)	(92,418)	650,379	761,250	21,953,594	(18,452)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Net unrealized gains (losses) are measured based on the market prices of securities as of the balance sheet date.

	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) represent the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Sep. 30, 2026					Mar. 31, 2026

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	2,286.6	2,829.3	6,491.6	984.4	12,592.0	3,182.4	2,366.8	4,909.5	954.2	11,412.9
Japanese government bonds	2,091.7	1,623.8	6,243.2	735.6	10,694.4	2,834.4	1,337.9	4,511.3	678.2	9,361.7
Japanese local government bonds	33.3	499.0	93.3	3.3	628.8	66.7	394.6	214.4	3.5	679.2
Japanese short-term bonds	49.9	-	-	-	49.9	49.9	-	-	-	49.9
Japanese corporate bonds	111.7	706.6	155.1	245.5	1,218.9	231.3	634.4	183.9	272.5	1,322.1

Others	4,275.3	3,932.7	1,069.5	3,484.6	12,762.1	3,795.9	4,450.7	1,840.5	4,011.9	14,098.9

Total	6,561.9	6,762.0	7,561.1	4,469.0	25,354.1	6,978.3	6,817.5	6,750.0	4,966.1	25,511.8

6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Sep. 30, 2026				Mar. 31, 2026

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	7,914.8	27,300.6	14,306.0	49,521.4	10,625.4	26,942.6	13,419.1	50,987.0
Receivable floating rate / payable fixed rate	1,361.2	15,997.8	11,842.2	29,201.3	1,954.7	15,219.0	9,725.6	26,899.4
Receivable floating rate / payable floating rate	-	7.9	-	7.9	-	-	-	-

Total	9,276.1	43,306.3	26,148.2	78,730.5	12,580.1	42,161.6	23,144.7	77,886.4

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

				(Millions of yen)
		At the beginning of FY3/2027		At the beginning of FY3/2026
			Change
Fair value of plan assets	(A)	2,035,284	229,682	1,805,602
Projected benefit obligation	(B)	770,060	(82,145)	852,205
Net surplus (deficit)	(A-B)	1,265,223	311,826	953,397
Net defined benefit asset		1,299,540	312,252	987,288
Net defined benefit liability		34,317	427	33,890

Measurements of defined benefit plans (before tax effect deduction)		(593,551)	(189,244)	(404,307)
	Unrecognized prior service cost (deductible from the obligation)	(7,019)	2,389	(9,408)
	Unrecognized net actuarial gain (loss)	(586,532)	(191,634)	(394,898)
(2) Retirement benefit expenses
				(Millions of yen)
		Six months ended Sep. 30, 2026		Six months ended Sep. 30, 2025
			Change
Retirement benefit expenses		(41,043)	(8,006)	(33,037)
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		At the beginning of FY3/2027		At the beginning of FY3/2026
			Change
Projected benefit obligation	(A)	629,787	(79,862)	709,650
<Discount rate>		<2.90%>	<0.95%>	<1.95%>
Fair value of plan assets	(B)	1,895,367	221,151	1,674,216
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	679,458	120,558	558,899
Unrecognized prior service cost (deductible from the obligation)	(E)	(8,395)	2,651	(11,047)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(577,726)	(183,106)	(394,619)
(2) Retirement benefit expenses
				(Millions of yen)
		Six months ended Sep. 30, 2026		Six months ended Sep. 30, 2025
			Change
Retirement benefit expenses		(55,308)	(10,330)	(44,977)
Service cost		6,636	(460)	7,097
Interest cost on projected benefit obligation		9,131	2,212	6,919
Expected returns on plan assets		(35,881)	(2,757)	(33,124)
Amortization of unrecognized prior service cost		(1,325)	-	(1,325)
Amortization of unrecognized net actuarial gain (loss)		(40,326)	(10,318)	(30,007)
Others		6,456	994	5,462

Sumitomo Mitsui Financial Group

 8. Classification based on self-assessment and the Banking Act and the Reconstruction Act, and write-offs / reserves

*1	Direct write-offs include a direct reduction of 179.5 billion yen.
*2

Specific reserve includes reserves for assets that are not subject to disclosure based on the Banking Act and the Reconstruction Act.

(Bankrupt/Effectively bankrupt borrowers: 16.7 billion yen, Potentially bankrupt borrowers: 4.6 billion yen)

*3	Reserve ratios for claims on “Bankrupt borrowers”, “Effectively bankrupt borrowers”, “Potentially bankrupt borrowers”, “Substandard borrowers” and “Borrowers requiring caution (including Substandard borrowers)” represent the proportion of the reserve for possible loan losses to each category’s total claims, excluding amounts secured by collateral or guarantees, etc.
*4

Reserve ratios for claims on “Normal borrowers” and “Borrowers requiring caution (excluding claims to Substandard borrowers)” represent the proportion of reserves for possible loan losses to the respective claims of each category.

The reserve ratio for unsecured claims on “Borrowers requiring caution (excluding claims to Substandard borrowers)” is shown in [ ].

*5	General reserve includes the Specific reserve for “Borrowers requiring caution,” totaling 0.0 billion yen.
*6	The reserve ratio reflects the proportion of reserve to claims, excluding amounts secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Reserve for possible loan losses and reserve ratio

Consolidated					(Millions of yen, %)
	Sep. 30, 2026			Mar. 31, 2026

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	863,513	81.12	(143,955)	1,007,469	74.67
General reserve	565,056		(101,444)	666,501
Specific reserve	287,441		(41,937)	329,379
Loan loss reserve for specific overseas countries	11,016		(572)	11,588

Amount of direct reduction	287,181		23,089	264,091

SMBC non-consolidated					(Millions of yen, %)
	Sep. 30, 2026			Mar. 31, 2026

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	561,724	85.41	(132,140)	693,865	75.47
General reserve	374,387		(98,510)	472,897
Specific reserve	176,095		(33,307)	209,403
Loan loss reserve for specific overseas countries	11,241		(322)	11,563

Amount of direct reduction	179,501		(7,058)	186,560

Note:

Reserve ratio (calculated as Reserve for possible loan losses divided by Non-Performing Loans (NPLs) based on the Banking Act and the Reconstruction Act, excluding normal assets) is determined after direct reduction.

Sumitomo Mitsui Financial Group

 10. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act, and coverage

Consolidated			(Millions of yen, %)
	Sep. 30, 2026		Mar. 31, 2026
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt loans	72,475	(18,110)	90,585
Doubtful loans	618,612	(159,640)	778,253
Substandard loans	373,355	(107,112)	480,468
Past due loans (3 months or more)	64,508	(6,103)	70,612
Restructured loans	308,846	(101,009)	409,855
Total (A)	1,064,443	(284,863)	1,349,307

Normal assets	137,204,478	42,765	137,161,712
Grand total (B)	138,268,922	(242,097)	138,511,020
NPL ratio (A/B)	0.77	(0.20)	0.97

			(Millions of yen)
	Sep. 30, 2026		Mar. 31, 2026
	(a)	(a) - (b)	(b)
Total coverage (C)	694,099	(243,442)	937,541
Reserve for possible loan losses (D)	302,566	(103,230)	405,796
Amount recoverable by guarantees, collateral and others (E)	391,532	(140,212)	531,744

			(%)
Coverage ratio (C) / (A)	65.21	(4.27)	69.48
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	117.91	3.84	114.07

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	44.96	(4.68)	49.64
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	128.33	5.10	123.23

SMBC non-consolidated			(Millions of yen, %)
	Sep. 30, 2026		Mar. 31, 2026
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt loans	51,711	(15,144)	66,855
Doubtful loans	418,748	(153,855)	572,603
Substandard loans	187,208	(92,682)	279,890
Past due loans (3 months or more)	23,957	(418)	24,376
Restructured loans	163,250	(92,263)	255,513
Total (A)	657,667	(261,681)	919,349

Normal assets	130,110,788	684,767	129,426,021
Grand total (B)	130,768,456	423,085	130,345,370
NPL ratio (A/B)	0.50	(0.21)	0.71

			(Millions of yen)
	Sep. 30, 2026		Mar. 31, 2026
	(a)	(a) - (b)	(b)
Total coverage (C)	565,772	(230,095)	795,868
Reserve for possible loan losses (D)	213,388	(91,582)	304,971
Amount recoverable by guarantees, collateral and others (E)	352,383	(138,513)	490,897

			(%)
Coverage ratio (C) / (A)	86.03	(0.54)	86.57
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	138.99	10.12	128.87

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	69.90	(1.28)	71.18
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	184.00	22.05	161.95

Note: Reserve for possible loan losses is the sum of general reserve for substandard loans and specific reserve. The specific reserve mentioned above includes certain reserves for assets that are not subject to disclosure based on the Banking Act and the Reconstruction Act.

Sumitomo Mitsui Financial Group

11. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Sep. 30, 2026 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2026	Amount of off-balancing	Mar. 31, 2026 (b)

Bankrupt and quasi-bankrupt loans	51.7	(15.1)	6.3	(21.4)	66.9

Doubtful loans	418.7	(153.9)	80.2	(234.1)	572.6

Total	470.5	(169.0)	86.5	(255.5)	639.5

Result of measures connected to off-balancing (*1)	30.3				43.2

Breakdown of off-balancing by factor (*2)	Disposition by borrowers’ liquidation			(6.9)
	Reconstructive disposition			(6.3)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(86.9)
	Direct write-offs			10.1
	Others			(165.4)
		Collection / repayment, etc.		(136.1)
		Improvement in debtors’ performance		(29.3)

	Total			(255.5)

*1	The measures connected to off-balancing include legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for revitalization that is scheduled to be off-balanced before maturity.

*2	1.	“Disposition by borrowers’ liquidation” refers to the abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

	2.	“Reconstructive disposition” refers to the abandonment of loans involved in reconstructive bankruptcy proceedings (including corporate reorganization and civil rehabilitation), debt forgiveness in special mediation or other civil mediation, or debt forgiveness for restructuring in private reorganization.

Sumitomo Mitsui Financial Group

12. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry

(Millions of yen, %)

	Sep. 30, 2026			Mar. 31, 2026
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding offshore banking accounts in Japan)	71,933,693	100.0	324,428	71,609,264	100.0
Manufacturing	11,473,888	16.0	420,009	11,053,878	15.4
Agriculture, forestry, fisheries and mining	274,751	0.4	(35,814)	310,566	0.4
Construction	1,449,671	2.0	354,955	1,094,715	1.5
Transportation, communications and public enterprises	6,941,156	9.7	155,459	6,785,696	9.5
Wholesale and retail	6,148,515	8.5	(18,541)	6,167,057	8.6
Finance and insurance	10,154,734	14.1	(282,831)	10,437,566	14.6
Real estate	13,757,027	19.1	323,234	13,433,792	18.8
Goods rental and leasing	2,723,248	3.8	(109,935)	2,833,183	4.0
Various services	5,045,810	7.0	(66,953)	5,112,763	7.1
Municipalities	410,305	0.6	(514,087)	924,392	1.3
Others	13,554,583	18.8	98,933	13,455,650	18.8
Overseas offices and offshore banking accounts in Japan	38,523,502	100.0	(615,906)	39,139,408	100.0
Public sector	890,390	2.3	60,189	830,200	2.1
Financial institutions	2,597,130	6.7	(384,604)	2,981,735	7.6
Commerce and industry	33,354,823	86.6	(361,174)	33,715,998	86.2
Others	1,681,158	4.4	69,684	1,611,474	4.1
Total	110,457,196	-	(291,477)	110,748,673	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2026			Mar. 31, 2026
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding offshore banking accounts in Japan)	249,175	70.5	(78,666)	327,841
Manufacturing	65,287	73.0	(73,950)	139,237
Agriculture, forestry, fisheries and mining	109	31.6	(51)	161
Construction	5,110	51.8	(1,240)	6,351
Transportation, communications and public enterprises	13,588	50.5	(1,513)	15,101
Wholesale and retail	69,786	74.1	1,191	68,594
Finance and insurance	7,568	43.4	(566)	8,135
Real estate	16,970	49.3	553	16,417
Goods rental and leasing	255	50.7	(107)	363
Various services	49,342	51.9	(1,858)	51,200
Municipalities	-	-	-	-
Others	21,155	100.0	(1,122)	22,277
Overseas offices and offshore banking accounts in Japan	408,492	69.6	(183,015)	591,507
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	408,492	62.9	(177,919)	586,412
Others	-	-	(5,095)	5,095
Total	657,667	69.9	(261,681)	919,349

Note:	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is the sum of general reserve for substandard loans and specific reserve.

The specific reserve mentioned above includes certain reserves for assets that are not subject to disclosure based on the Banking Act and the Reconstruction Act.

(3) Consumer loans outstanding

			(Millions of yen)
	Sep. 30, 2026		Mar. 31, 2026

	(a)	(a) - (b)	(b)

Consumer loans	11,719,382	(151,114)	11,870,497
Housing loans	10,875,161	(164,145)	11,039,307

Self-residential purpose	9,180,891	(121,792)	9,302,684

Other consumer loans	844,221	13,030	831,190
(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Sep. 30, 2026		Mar. 31, 2026
	(a)	(a) - (b)	(b)
Outstanding balance	41,884,105	(814,770)	42,698,875
Ratio to total loans	58.2	(1.4)	59.6

Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Sep. 30, 2026			Mar. 31, 2026
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	7,872,957	21.0	436,585	7,436,371	19.9
Indonesia	155,274	0.4	(7,223)	162,497	0.4
Thailand	1,006,569	2.7	(4,409)	1,010,978	2.7
Korea	556,833	1.5	69,233	487,600	1.3
Hong Kong	800,199	2.1	(93,006)	893,206	2.4
China	51,003	0.1	(3,933)	54,936	0.1
Taiwan	495,649	1.3	139,796	355,852	1.0
Singapore	2,403,275	6.4	206,390	2,196,884	5.9
India	1,564,133	4.2	166,427	1,397,706	3.7
Others	840,017	2.3	(36,691)	876,708	2.4
Oceania	2,914,422	7.8	(297,141)	3,211,564	8.6
Australia	2,784,679	7.4	(297,319)	3,081,999	8.3
Others	129,742	0.4	177	129,564	0.3
North America	16,044,567	42.9	415,611	15,628,956	41.9
United States	12,822,863	34.3	190,554	12,632,308	33.9
Others	3,221,704	8.6	225,056	2,996,647	8.0
Central and South America	1,973,767	5.3	(260,541)	2,234,309	6.0
Brazil	327,064	0.9	(18,347)	345,412	1.0
Panama	567,803	1.5	394	567,408	1.5
Others	1,078,899	2.9	(242,589)	1,321,488	3.5
Western Europe	5,338,740	14.3	(248,262)	5,587,003	15.0
United Kingdom	999,731	2.7	(7,269)	1,007,000	2.7
Ireland	685,128	1.8	(61,302)	746,430	2.0
Netherlands	599,978	1.6	(73,496)	673,475	1.8
Others	3,053,902	8.2	(106,194)	3,160,096	8.5
Eastern Europe	192,832	0.5	(24,003)	216,836	0.6
Russia	97,630	0.3	(4,834)	102,465	0.3
Others	95,201	0.2	(19,169)	114,371	0.3
Others	3,064,701	8.2	94,304	2,970,396	8.0

Total	37,401,988	100.0	116,551	37,285,436	100.0

Note:   Classified by domicile of debtors.

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2026			Mar. 31, 2026
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and offshore banking accounts in Japan	408,492	69.6	(183,015)	591,507
Asia	143,414	53.1	953	142,461
Oceania	8,890	26.6	(656)	9,546
North America	81,610	83.6	(49,011)	130,621
Central and South America	127,224	59.7	(64,342)	191,567
Western Europe	19,539	100.0	(66,691)	86,231
Eastern Europe	19,692	31.6	(569)	20,262
Others	8,121	91.7	(2,696)	10,817

Notes:	1.	Reserve ratio

= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is the sum of general reserve for substandard loans and specific reserve. The specific reserve mentioned above includes certain reserves for assets that are not subject to disclosure based on the Banking Act and the Reconstruction Act.

	2.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

14. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	Six months ended		Six months ended
	Sep. 30, 2026 (a)	(a) - (b)	Sep. 30, 2025 (b)

Deposits	172,613,201	11,682,123	160,931,078

Domestic units	131,161,948	5,204,779	125,957,168

Loans	112,055,139	6,599,806	105,455,332

Domestic units	68,539,921	4,251,728	64,288,192

Note: Deposits do not include negotiable certificates of deposit.
(2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Sep. 30, 2026		Mar. 31, 2026
	(a)	(a) - (b)	(b)

Deposits	173,536,768	2,200,852	171,335,915
Domestic deposits (excluding offshore banking accounts in Japan)	137,335,545	1,448,626	135,886,919

Individuals	63,091,728	385,714	62,706,013

Corporates	74,243,817	1,062,911	73,180,906

Loans	110,457,196	(291,477)	110,748,673
Domestic offices (excluding offshore banking accounts in Japan)	71,933,693	324,428	71,609,264

Overseas offices and offshore banking accounts in Japan	38,523,502	(615,906)	39,139,408

Note: Deposits do not include negotiable certificates of deposit.
Reference:
			(Billions of yen)
	Sep. 30, 2026		Mar. 31, 2026
	(a)	(a) - (b)	(b)

Balance of investment trusts	6,104.5	659.5	5,445.0

Balance to individuals	4,661.5	452.6	4,208.9
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the end of the period.
			(Billions of yen)
	Six months ended		Six months ended
	Sep. 30, 2026 (a)	(a) - (b)	Sep. 30, 2025 (b)

Sales of investment trusts to individuals	414.2	16.1	398.1

Sales of pension-type insurance to individuals	22.5	(10.0)	32.5

Sumitomo Mitsui Financial Group

15. Deferred tax assets and liabilities

					(Billions of yen)

SMBC non-consolidated			Sep. 30, 2026	Change from Mar. 31, 2026	Mar. 31, 2026
(a) Total deferred tax assets	(b-c)	1	703.4	122.0	581.4
(b) Subtotal of deferred tax assets		2	858.4	127.2	731.3
Reserve for possible loan losses and write-off of loans		3	234.7	(43.9)	278.6
Taxable write-off of securities		4	115.3	19.4	95.9
Net deferred (gains) losses on hedges		5	276.1	131.1	144.9
Others		6	232.3	20.5	211.8
(c) Valuation allowance		7	155.0	5.1	149.9
(d) Total deferred tax liabilities		8	704.4	(42.8)	747.2
Net unrealized gains on other securities		9	584.6	(42.0)	626.6
Others		10	119.8	(0.8)	120.6

Net deferred tax assets	(a-d)	11	(1.0)	164.8	(165.8)
Amount corresponding to net deferred (gains) losses on hedges included in line 5 and net unrealized (gains) losses on other securities included in line 9		12	(299.7)	180.8	(480.5)
Others		13	298.7	(16.0)	314.7

SMBC recognized deferred tax assets in accordance with paragraph 19 (Category 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26), based on the consistent generation of taxable income, excluding amounts from extraordinary factors, over the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

				(Billions of yen)

	FY3/2024	FY3/2025	FY3/2026	1H, FY3/2027
Income of final tax return before deducting operating loss carryforwards	1,104.6	1,468.1	1,808.6	1,064.9

Note: The figure for 1H, FY3/2027 was estimated in interim closing.

Sumitomo Mitsui Financial Group

 16. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated			(Billions of yen, %)
	Sep. 30, 2026 [Preliminary]		Mar. 31, 2026
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	15.66	0.06	15.60

(2) Tier 1 capital ratio (5) / (7)	14.50	0.09	14.41

(3) Common equity Tier 1 capital ratio (6) / (7)	11.99	(0.33)	12.32

(4) Total capital	15,988.2	204.6	15,783.6

(5) Tier 1 capital	14,803.5	227.9	14,575.6

(6) Common equity Tier 1 capital	12,235.5	(228.7)	12,464.2

(7) Risk weighted assets	102,041.9	910.7	101,131.3

(8) Required capital (7) X 8%	8,163.4	72.9	8,090.5

(9) Leverage Ratio	5.10	0.12	4.98

SMBC consolidated

(1) Total capital ratio	17.07	(0.18)	17.25

(2) Tier 1 capital ratio	15.29	(0.04)	15.33

(3) Common equity Tier 1 capital ratio	11.77	(0.46)	12.23

(4) Leverage Ratio	5.00	0.06	4.94

SMBC non-consolidated

(1) Total capital ratio	15.27	(0.45)	15.72

(2) Tier 1 capital ratio	13.19	(0.32)	13.51

(3) Common equity Tier 1 capital ratio	9.35	(0.77)	10.12

(4) Leverage Ratio	4.56	(0.04)	4.60

17. ROE
Consolidated			(%)
	Six months ended Sep. 30, 2026		Six months ended Sep. 30, 2025
	(a)	(a) - (b)	(b)

ROE (Tokyo Stock Exchange’s standard)	12.7	0.2	12.5

ROE (denominator: Total stockholders’ equity)	16.7	0.4	16.3

 Note:

ROE (denominator: Total stockholders’ equity)	=	(Profit attributable to owners of parent) x (Number of days in a year (365 days)) / (Number of days in the period (183 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated

			(Millions of yen)
	Sep. 30, 2026		Mar. 31, 2026
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	64,582,706	(4,068,872)	68,651,578

Call loans	5,087,085	(375,462)	5,462,547

Receivables under resale agreements	7,516,367	(159,373)	7,675,741

Receivables under securities borrowing transactions	2,650,023	303,058	2,346,965

Monetary claims bought	2,313,305	123,575	2,189,730

Trading assets	5,839,063	929,038	4,910,025

Securities	35,820,011	104,233	35,715,777

Loans and bills discounted	110,457,196	(291,477)	110,748,673

Foreign exchanges	1,830,309	(46,784)	1,877,094

Other assets	10,399,731	2,381,564	8,018,167

Tangible fixed assets	826,399	14,236	812,162

Intangible fixed assets	535,389	47,670	487,718

Prepaid pension cost	752,064	72,606	679,458

Customers’ liabilities for acceptances and guarantees	17,410,811	830,981	16,579,830

Reserve for possible loan losses	(561,724)	132,140	(693,865)

Reserve for possible losses on investments	-	2,806	(2,806)

Total assets	265,458,740	(61)	265,458,802

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Sep. 30, 2026		Mar. 31, 2026
	(a)	(a) - (b)	(b)

Liabilities

Deposits	173,536,768	2,200,852	171,335,915

Negotiable certificates of deposit	12,276,108	(3,699,507)	15,975,615

Call money	965,936	(103,712)	1,069,649

Payables under repurchase agreements	10,595,834	(667,789)	11,263,623

Payables under securities lending transactions	317,708	(21,028)	338,736

Commercial paper	1,704,085	(538,871)	2,242,956

Trading liabilities	4,636,720	715,547	3,921,172

Borrowed money	19,731,488	(758,080)	20,489,569

Foreign exchanges	1,535,224	36,889	1,498,334

Bonds	1,339,531	855,829	483,702

Due to trust account	1,230,907	(13,857)	1,244,765

Other liabilities	11,747,196	1,190,911	10,556,284

Reserve for employee bonuses	15,534	(2,746)	18,280

Reserve for executive bonuses	-	(1,445)	1,445

Reserve for point service program	10,113	6,122	3,991

Reserve for reimbursement of deposits	33,639	(1,380)	35,019

Deferred tax liabilities	996	(164,845)	165,841

Deferred tax liabilities for land revaluation	25,520	(230)	25,750

Acceptances and guarantees	17,410,811	830,981	16,579,830

Total liabilities	257,114,126	(136,358)	257,250,485

Net assets

Capital stock	1,771,093	-	1,771,093

Capital surplus	1,774,651	-	1,774,651

Capital reserve	1,771,140	-	1,771,140

Other capital surplus	3,510	-	3,510

Retained earnings	4,870,681	489,097	4,381,583

Other retained earnings	4,870,681	489,097	4,381,583

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	4,649,179	489,097	4,160,082

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	8,206,422	489,097	7,717,325

Net unrealized gains (losses) on other securities	1,362,857	(120,667)	1,483,525

Net deferred gains (losses) on hedges	(1,244,357)	(231,760)	(1,012,596)

Land revaluation excess	19,690	(371)	20,062

Total valuation and translation adjustments	138,191	(352,800)	490,991

Total net assets	8,344,613	136,297	8,208,316

Total liabilities and net assets	265,458,740	(61)	265,458,802

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	Six months ended Sep. 30, 2026 (a)		Six months ended Sep. 30, 2025
		(a) - (b)	(b)
Ordinary income	3,933,428	148,639	3,784,788

Interest income	3,104,149	276,687	2,827,462

Interest on loans and discounts	1,645,302	142,295	1,503,007

Interest and dividends on securities	590,757	46,602	544,154

Trust fees	2,374	335	2,039

Fees and commissions	446,146	43,419	402,726

Trading income	6,389	(51,271)	57,660

Other operating income	111,512	21,109	90,403

Other income	262,855	(141,640)	404,496
Ordinary expenses	2,822,178	238,356	2,583,822

Interest expenses	1,862,873	29,475	1,833,397

Interest on deposits	839,873	158,945	680,927

Fees and commissions payments	146,137	15,700	130,437

Trading losses	-	(8,294)	8,294

Other operating expenses	46,823	15,635	31,188

General and administrative expenses	627,312	102,762	524,550

Other expenses	139,031	83,076	55,954

Ordinary profit	1,111,250	(89,716)	1,200,966

Extraordinary gains	218	(1,975)	2,194

Extraordinary losses	2,573	(1,189)	3,763

Income before income taxes	1,108,895	(90,501)	1,199,397

Income taxes - current	332,034	81,689	250,345

Income taxes - deferred	8,269	(20,769)	29,039

Total income taxes	340,304	60,919	279,385

Net income	768,590	(151,421)	920,011

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2026								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,771,093	1,771,140	3,510	1,656	219,845	4,160,082	(210,003)	7,717,325

Changes in the period

Cash dividends						(279,865)		(279,865)

Net income						768,590		768,590

Reversal of land revaluation excess						371		371
Net changes in items other than stockholders’ equity in the period

Net changes in the period						489,097		489,097
Balance at the end of the period	1,771,093	1,771,140	3,510	1,656	219,845	4,649,179	(210,003)	8,206,422

				(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,483,525	(1,012,596)	20,062	490,991	8,208,316

Changes in the period

Cash dividends					(279,865)

Net income					768,590

Reversal of land revaluation excess					371
Net changes in items other than stockholders’ equity in the period	(120,667)	(231,760)	(371)	(352,800)	(352,800)

Net changes in the period	(120,667)	(231,760)	(371)	(352,800)	136,297
Balance at the end of the period	1,362,857	(1,244,357)	19,690	138,191	8,344,613

Note: Amounts less than 1 million yen are rounded down.